SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 Amendment No. 1
SB Partners .................................................................................................................. (Name of the Issuer)
SB Partners SB Partners Real Estate Corporation .................................................................................................................. (Name of Persons Filing Statement)
Units of Limited Partnership Interest .................................................................................................................. (Title of Class of Securities)
None .................................................................................................................. (CUSIP Number of Class of Securities)

John H. Zoeller
Chief Financial Officer
SB Partners
P.O. Box 647, Wilton, CT  06897
(203) 283-9593
..................................................................................................................
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):

a.	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction [  ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$116,464.50	$[23.30]

* For purposes of calculating the fee only.  This amount assumes the acquisition by SB Partners of 4,313.5 units of limited partnership interest from unit holders in connection with the transaction to which this Schedule 13E-3 relates, for consideration equal to $27.00 per unit.

** Determined pursuant to Rule 0-11(b)(1) as $116,464.50 multiplied by 0.0000558 (1/50th of one percent).  Previously paid

[ X ] Check the box if any part of the fee is offset as provided by and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23.30
Form or Registration No.: Form 13E-3
Filing Party: SB Partners
DATE FILED: October 31, 2011

LEGAL_US_E # 96044295.3

INTRODUCTION

This Amendment No. 1 amends the Schedule 13E-3 filed on October 31, 2011 (the “Schedule 13E-3”) with the Securities and Exchange Commission ("SEC"), by SB Partners, a New York limited partnership (the “Partnership”), and its general partner, SB Real Estate Corporation, a New York corporation (the “General Partner”), in connection with a proposed 1-for-20 reverse split (“Reverse Split”) of the Partnership’s units of limited partnership interest.

Item 1.  Summary Term Sheet.
Item 2.  Subject Company Information.
Item 3.  Identity and Background of Filing Persons.
Item 4.  Terms of the Transaction.
Item 5.  Past Contacts, Transactions, Negotiations and Agreements.
Item 6.  Purposes of the Transaction and Plans or Proposals.
Item 7.  Purposes, Alternatives, Reasons and Effects.
Item 8.  Fairness of the Transaction.
Item 9.  Reports, Opinions, Appraisals and Negotiations.
Item 10.  Source and Amounts of Funds or Other Consideration.
Item 11.  Interest in Securities of the Subject Company.
Item 12.  The Solicitation or Recommendation.
Item 13.  Financial Statements.
Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.
Item 15.  Additional Information.
Item 16.  Exhibits.

Items 1 through 16 are hereby amended and in their entirety as follows:

On November 23, 2011, the Partnership mailed letters (the “November 23rd letter”) to the Limited Partners describing the Reverse Split, which would have involved the cashing out of fractional units below a specified size, but which would also have extended to certain Limited Partners who otherwise would have been cashed out an option to round up to a full unit, thus enabling those Limited Partners to remain in the Partnership.

After the mailing was released, the Partnership received a comment letter from the SEC.  In the course of reviewing the SEC’s comments, it became clear that the round-up option we had expected to make available could have been deemed to involve a public offering, requiring the filing of a registration statement with the SEC. Since that was not economically feasible, and since we were not prepared to proceed with the Reverse Split without being able to offer to at least some of the Limited Partners who wanted to remain in the Partnership the opportunity to do so through the round-up option, we have concluded that we should not proceed at this time to implement the Reverse Split.

Accordingly, the Reverse Split described in the November 23rd letter will not take place.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2011                                                      SB PARTNERS

By:  SB PARTNERS REAL ESTATE CORPORATION
        its General Partner

By: /s/ John H. Zoeller
       John H. Zoeller, Chief Financial Officer

SB PARTNERS REAL ESTATE CORPORATION

By: /s/ John H. Zoeller         John H. Zoeller, Chief Financial Officer